Exhibit 17.1

August 3, 2015

To:

On Track Innovations Ltd. (the “Company”)

Dear Sirs,

Re: Resignation from the Board of Directors

I hereby submit my resignation from the Board of Directors of the Company effective immediately (the “Effective Date”).

My resignation is due to the fact that I would like to spend more time on my growing list of other Board commitments I have in other companies.

I further resign from my position as a member of the Board of Directors of all subsidiaries of the Company in which I serve as such as of the Effective Date.

Sincerely,

/s/ Charles M. Gillman
Charles M. Gillman